UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 05, 2025

Landa App 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

105 W 125th Street

New York, NY 10027

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

The Company's Form 1-U filed on August 13, 2025, contained a clerical error with regards to the date of 1-U. This amendment corrects the oversight and provides the accurate details as required.

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”) filed August 28, 2024, which can be found here.

Reinstatement of Loan

On August 4, 2025 (the “Closing Date”), Landa App 3 LLC – 996 Greenwood Ave NE Atlanta GA LLC (the “Series”) entered into a secured term loan with Mazz Georgia LLC in the original principal amount of $140,000. The loan is evidenced by a promissory note and secured by a second–priority Deed to Secure Debt encumbering the real property located at 996 Greenwood Avenue NE, Atlanta, Georgia 30306 (the “Property”).

The Series obtained this junior financing in connection with the maturity and non–payment of its existing first mortgage loan, for which the lender had noticed a non–judicial foreclosure sale scheduled for August 5, 2025. Net proceeds from the second-priority loan were applied to loan balance to cure arrears and reinstate the first mortgage loan on the Property.

At closing, approximately $134,910.72 was disbursed to the first mortgage servicer (BSI Financial Services), with the balance applied to customary title, recording, and closing costs. As a result, the foreclosure sale scheduled for August 5, 2025 did not occur, and title to the Property remains with the Series.

The second-priority financing includes customary covenants and events of default for secured real–estate loans of this type. No equity securities were issued, and the Company does not consider the transaction to constitute a fundamental change to its business or plan of operations.

The foregoing is a summary of the terms of the Second Mortgage Loan and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Second Mortgage Loan, a final copy of which is filed as Exhibit 6.1.

Foreclosure Sale

On August 5, 2025, the property owned by Landa App 3 LLC – 368 Irwin Street NE Atlanta GA LLC (the “Series”) located at 368 Irwin Street NE Atlanta, Georgia 30312 (the “Property”) was noticed for non–judicial foreclosure under the lender's power of sale. The foreclosure proceedings were initiated following the loan's maturity and lender's assertion of default, including alleged non–payment of monthly interest payments by the above–mentioned Series These Series were unable to fully repay the matured loan upon its due date. However, no auction or sale occurred on that date, and title to the Property remains with the Series.

On August 4, 2025, the manager sent a notice to the lender identifying procedural deficiencies in the foreclosure process, including the lender's failure to provide payoff statements or a reinstatement letter upon request and failure to provide adequate notice as required by law.The Company disputes the propriety of the foreclosure proceedings on these grounds and has initiated litigation to protect its rights in connection with the Property.

As of the date of this report, no binding agreement has been reached, and there can be no assurance that negotiations will result in reinstatement, modification, a purchase, or any other resolution on acceptable terms. The Company will provide additional disclosure as appropriate.

Forward-Looking Statements: This Item 9 contains forward-looking statements, including statements regarding potential resolutions with the lender. These statements are subject to risks and uncertainties, and actual outcomes may differ materially. The Company undertakes no obligation to update such statements except as required by law.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Second Mortgage Loan – Landa App LLC 3 – 996 Greenwood Ave NE Atlanta GA LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2025

LANDA APP 3 LLC

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President